

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 20, 2017

Vyomesh I. Joshi
Chief Executive Officer
3D Systems Corporation
333 Three D Systems Circle
Rock Hill, South Carolina 29730

   Re: 3D Systems Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed February 28, 2017
     File No. 001-34220

Dear Mr. Joshi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Craig D. Wilson

        Craig D. Wilson
        Senior Assistant Chief Accountant